Filed Pursuant to Rule 433

Registration No. 333-130196

Pricing Term Sheet

June 27, 2006

Chesapeake Energy Corporation

6.25% Mandatory Convertible Preferred Stock

The following information supplements the Preliminary Prospectus Supplement, dated June 26, 2006, filed pursuant to Rule 433, Registration Statement No. 333-130196.

Title of securities:	6.25% Mandatory Convertible Preferred Stock

Aggregate amount offered:	$500,000,000 of liquidation preference

Shares issued:	2,000,000

Liquidation preference per share:	$250.00

Greenshoe option:	300,000 shares; option to purchase additional shares from Chesapeake Energy Corporation

Price to public:	100% of liquidation preference

Annual/quarterly dividend per share:	$15.6250/$3.9063

Amount of first dividend payment per share:	$3.2552

Mandatory conversion date:	June 15, 2009

Threshold appreciation price:	Represents an approximately 20% appreciation over the initial price

Conversion rate:

If the applicable market value of shares of Chesapeake Energy Corporation’s common stock is equal to or greater than $34.86 (the “threshold appreciation price”), then the conversion rate will be 7.1715 shares of Chesapeake Energy Corporation’s common stock per share of mandatory convertible preferred stock (the “minimum conversion rate”), which is equal to $250 divided by $34.86.

If the applicable market value of shares of Chesapeake Energy Corporation’s common stock is less than $34.86, the threshold appreciation price, but greater than $29.05 (the “initial price”), then the conversion rate will be the number of shares of Chesapeake Energy Corporation’s common stock equal to $250 divided by the applicable market value.

If the applicable market value of shares of Chesapeake Energy Corporation’s common stock is less than or equal to $29.05, the initial price, then the conversion rate will be 8.6059 shares of Chesapeake Energy Corporation’s common stock per share of Chesapeake Energy Corporation’s mandatory convertible preferred stock (the “maximum conversion rate”), which is equal to $250 divided by $29.05.

Cash acquisition conversion rate:	The following table sets forth the cash acquisition conversion rate per share of mandatory convertible preferred stock for each hypothetical stock price and effective date set forth below:

	Stock Price on Effective Date
Effective Date	$15.00	$20.00	$25.00	$29.05	$32.50	$34.86	$40.00	$45.00	$50.00	$60.00	$75.00
6/30/2006	8.0092	7.6119	7.3426	7.2136	7.1469	7.1197	7.0934	7.0932	7.1033	7.1271	7.1532
6/15/2007	8.2846	7.8959	7.5491	7.3587	7.2528	7.2062	7.1537	7.1372	7.1395	7.1529	7.1693
6/15/2008	8.5371	8.2832	7.8865	7.5868	7.4037	7.3172	7.2139	7.1773	7.1704	7.1702	7.1704
6/15/2009	8.6059	8.6059	8.6059	8.6059	7.6923	7.1715	7.1715	7.1715	7.1715	7.1715	7.1715

Cash acquisition dividend make-whole payment:	For any shares of mandatory convertible preferred stock that are converted during the cash acquisition conversion period, in addition to the shares of common stock issued upon conversion, Chesapeake Energy Corporation must, in its sole discretion, either (a) pay you, the sum of (which we refer to as the “cash acquisition dividend make-whole amount”) (1) an amount equal to any accumulated and unpaid dividends on your shares of our mandatory convertible preferred stock, whether or not declared, plus (2) the present value of all remaining dividend payments on your shares of mandatory convertible preferred stock through and including June 15, 2009, in each case, out of legally available assets, or (b) increase the number of shares of our common stock to be issued on conversion by an amount equal to the cash acquisition dividend make-whole amount, divided by the stock price of shares of Chesapeake Energy Corporation’s common stock; provided that, in no event shall Chesapeake Energy Corporation increase the number of shares of our common stock to be issued in excess of the amount equal to the cash acquisition dividend make-whole amount divided by $10, subject to adjustments in the same manner as each fixed conversion. The present value of the remaining dividend payments will be computed using a discount rate equal to 8.50%.

Net proceeds of the mandatory convertible preferred stock offering after all offering expenses and underwriters’ discount:	$484,750,000

Use of proceeds:	We intend to use the net proceeds from this offering, together with approximately $483.0 million in expected net proceeds from our pending public offering of senior notes and $698.8 million (assuming no exercise of the underwriters’ option to purchase additional shares) in expected net proceeds from our pending public offering of common stock, to fund the purchase of our pending acquisitions and to pay related fees and expenses. The balance of net proceeds will be used to repay borrowings under our revolving bank credit facility and for general corporate purposes, including funding our pending acreage acquisition in the Delaware Basin of West Texas, our pending drilling company acquisition and other possible future acquisitions.

Underwriters’ discount:	3.00%

Certain pro forma information:

As a result of an increase in the total number of shares offered in our pending public offering of common stock from 20,000,000 to 25,000,000 shares (without giving effect to the greenshoe option), the following pro forma information (as of March 31, 2006) has been revised as follows:

On a pro forma basis to reflect the exchanges of common stock for outstanding preferred stock on June 2, 2006, the consummation of this offering, the consummation of our pending public offerings of senior notes and common stock and the application of net proceeds from this offering and our pending offerings of senior notes and common stock to fund our pending acquisitions and to pay related fees and expenses (dollars in thousands):

•   Cash and cash equivalents: $328,757

•   Common Stock, $0.01 par value, 500,000,000 shares authorized, 387,352,930 shares issued and outstanding (422,573,842 shares pro forma): $4,226

•   Paid-in capital: $4,763,321

•   Total stockholders’ equity: $8,546,339

•   Total capitalization: $14,914,584

On a pro forma basis for this offering our pending offering of common stock, we have increased our shareholder’ equity by $8.8 billion from December 31, 1998 through March 31, 2006.

On a pro forma basis for our pending public offerings of common stock and senior notes, our recently completed preferred stock exchanges and this offering, our debt to total capitalization ratio as of March 31, 2006, would be 43%.

Trade date:	June 27, 2006

Settlement date:	June 30, 2006

CUSIP:	165167818

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting

EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526.